12011619

SEC Mail Processing Section

FEB 28 2012

Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8-17668

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

LPL Financial LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Lux **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Robert J. Moore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial LLC (the "Company") as of December 31, 2011, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
(x)	(h)	Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g) above) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report. (Filed Separately)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Independent auditor's report on internal accounting control.
(x)	(p)	Schedule IV: Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in Separate Accounts of Foreign Futures and Foreign Options Clients (Regulation 30.7).

ACKNOWLEDGMENT

State of California
County of San Diego)

On February 27, 2012 before me, Ginger Spanbauer, Notary Public
(insert name and title of the officer)

personally appeared Robert J. Moore,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

GINGER SPANBAUER
Commission # 1910692
Notary Public - California
San Diego County
My Comm. Expires Oct 28, 2014

Signature ______________ (Seal)

Deloitte

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules as of December 31, 2011, and Independent Auditors' Report and Supplemental Report on Internal Control

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules
as of December 31, 2011, and Independent Auditors' Report
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LPL Financial LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The following supplemental schedules of the Company are presented for purposes of additional analysis and are not a required part of the financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act	18
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (Regulation 30.7)	19

These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statement. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, such schedules are fairly stated in all material respects in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 27, 2012

LPL FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in thousands, except par value)

ASSETS		
Cash and cash equivalents	$	235,696
Cash and securities segregated under federal and other regulations		382,905
Receivables from:		
Clients, net of allowance of $716		301,292
Product sponsors, broker-dealers and clearing organizations		143,074
Others, net of allowance of $5,327		132,236
Due from affiliates		258
Securities owned—trading, at fair value (including $900 pledged as collateral)		6,290
Securities borrowed		7,890
Fixed assets, net of accumulated depreciation and amortization of $206,420		74,908
Goodwill		52,717
Intangible assets, net of accumulated amortization of $17,853		84,057
Other assets		39,602
Total assets	$	1,460,925
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Drafts payable	$	186,939
Payables to clients		456,719
Payables to broker-dealers and clearing organizations		34,755
Accrued commissions and advisory fees payable		107,795
Accounts payable and accrued liabilities		103,221
Due to affiliates		10,112
Securities sold but not yet purchased—at fair value		161
Unearned revenue		58,276
Total liabilities		957,978
COMMITMENTS AND CONTINGENCIES (Notes 10 and 14)		
MEMBER'S EQUITY		502,947
Total liabilities and member's equity	$	1,460,925

See notes to statement of financial condition.

1. Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States of America. Through its custody and clearing platforms, using both proprietary and third-party technology, LPL Financial provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients").

LPL Financial, headquartered in Boston, Charlotte and San Diego, is a clearing broker-dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. LPL Financial is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

LPL Financial's futures activities are limited to conducting business as a guaranteed introducing broker. As a guaranteed introducing broker, LPL Financial clears commodities and futures products through ADM Investor Services International Limited ("ADM"), and all commodities accounts and related client positions are held by ADM.

On March 14, 2011, LPLIH committed to a corporate restructuring plan to consolidate the operations of its wholly owned subsidiary UVEST Financial Services Group, Inc. ("UVEST") with LPL Financial. In connection with the consolidation, certain registered representatives formerly associated with UVEST moved to LPL Financial through a transfer of their licenses in the latter half of 2011. Following the transfer of registered representatives and client accounts to LPL Financial, all registered representatives and client accounts that transferred are associated with LPL Financial.

In December, 2011, UVEST distributed certain assets to LPLH. LPLH contributed these assets to LPL Financial at their approximate carrying values, as follows (in thousands):

Goodwill (Note 7)	$	27,406
Intangible assets (Note 7)		26,715
Other assets		230
Total assets contributed from parent	$	54,351

2. Summary of Significant Accounting Policies

Basis of Presentation — This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. The Company has evaluated subsequent events up to and including the date this statement of financial condition were issued.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest-bearing deposits, money market mutual funds and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations — As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3. At December 31, 2011, the Company had $382.9 million in cash segregated in a special reserve bank account for the exclusive benefit of clients. Included within this account balance, the Company holds $10,000 for the Proprietary Accounts of Introducing Brokers.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Client receivables, primarily consisting of floating rate margin loans collateralized by client securities, are charged interest at rates similar to such other loans made within the industry.

Receivables from and Payables to Clients — Receivables from and payables to clients include amounts due on cash and margin transactions. The Company extends credit to its clients to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. Of the balance at December 31, 2011, $445.9 million of the balance represent free credit balances which are held pending re-investment by the clients. The remaining balance represents funds received from clients to support their trading activities, primarily as collateral for clients' short selling of securities.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the client and/or the client's financial advisor and the Company's historical experience in collecting on such transactions.

Receivables From Product Sponsors, Broker-Dealers and Clearing Organizations — Receivables from product sponsors, broker-dealers and clearing organizations primarily consist of commission and transaction-related receivables.

Receivables From Others — Receivables from others primarily consists of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of recruiting loans, commission advances and other loans. The decisions to extend credit to advisors are generally based on either the advisor's credit history, their ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Owned and Securities Sold but not yet Purchased — Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at fair value.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at contract value, the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The collateral received for securities loaned is generally cash and is adjusted daily through the National Securities Clearing Corporation's ("NSCC") net settlement process and is classified as payables to broker-dealers and clearing organizations in the statement of financial condition. Securities loaned generally represent client securities that can be hypothecated under standard margin loan agreements.

At December 31, 2011, the values of the securities borrowed by the Company and the hypothecated securities loaned under the NSCC Stock Borrow Program are as follows (in thousands):

	Contract Value	Collateral Market Value
Securities borrowed	$ 7,890	$ 7,653
Securities loaned	$ 14,302	$ 14,302

Fixed Assets — Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Software Development Costs — Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Acquisition — When acquiring a company, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded.

Accounting for business combinations requires the Company's management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, liabilities assumed, and pre-acquisition contingencies. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based in part on historical experience, market data and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets the Company has acquired include but are not limited to: (i) future expected cash flows from client relationships, advisor relationships and product sponsor relationships; (ii) estimates to develop or use software; and (iii) discount rates.

If the Company determines that a pre-acquisition contingency is probable in nature and estimable as of the acquisition date, the Company records its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company continues to gather information for and evaluate pre-acquisition contingencies throughout the measurement period and if the Company makes changes to the amounts recorded or if the Company identifies additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period.

Intangible Assets and Goodwill — The Company classifies intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and

specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. See Note 7 for further discussion.

When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, the Company assesses the recoverability of the carrying value by preparing estimates of future cash flows. The Company recognizes an impairment loss if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. The Company uses a variety of methodologies to determine the fair value of these assets, including discounted cash flow models, which are consistent with the assumptions the Company believes hypothetical marketplace participants would use. No impairment occurred for the year ended December 31, 2011.

On the first day of the Company's fourth fiscal quarter of 2011 (October 1st), the Company elected to adopt Accounting Standards Update ("ASU") No. 2011-08, *Goodwill and Other (Topic 350)—Testing Goodwill for Impairment* ("ASU 2011-08"), which updated guidance on the periodic testing of goodwill for impairment. ASU 2011-08 allows companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test.

ASU 2011-08 is intended to reduce the costs and complexity of performing the annual goodwill impairment test. The qualitative assessment requires management to perform the assessment using a more-likely-than-not approach to determine whether there is a greater than 50 percent chance that the fair value of the reporting unit is less than their carrying values. If, after performing the qualitative assessment, management determines there is a less than a 50 percent chance that the fair value of a reporting unit is less than its carrying amount, then performing the two-step test is unnecessary.

If the Company deems the two-step test is necessary, the first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. The Company typically uses an income approach methodology to determine the fair value of a reporting unit, which includes the discounted cash flow method and the market approach methodology that includes the use of market multiples. The assumptions used in these models are consistent with those the Company believes hypothetical marketplace participants would use. If the fair value of the reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

As part of the qualitative assessment, the Company considered macroeconomic conditions such as general deterioration in economic conditions, limitations on accessing capital and other developments in equity and credit markets. The Company evaluated industry and market considerations for any deterioration in the environment in which the Company operates, the increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), any change in the market for products or services and regulatory and political developments. The Company assessed its overall financial performance, cost factors that would have a negative effect on earnings and prior quantitative assessments.

Based on a qualitative assessment, the Company has determined that it is not necessary to perform a quantitative goodwill impairment test. The 2011 annual goodwill impairment assessment performed has indicated that it is more-likely-than-not that fair value is substantially in excess of carrying value and not at risk of failing the first step of the quantitative goodwill impairment test. Accordingly, no impairment occurred for the year ended December 31, 2011.

Drafts Payable — Drafts payable represent checks drawn against the Company, which have not yet cleared through the bank. At December 31, 2011, the Company had amounts drawn of $175.5 million related to client activities and $11.4 million of corporate overdrafts.

Legal Reserves — The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal

expenses, the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an advisor, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Income Taxes — As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the statement of financial condition only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 8 for additional detail regarding the Company's uncertain tax positions.

Employee Healthcare Self-Insurance — The Company participates in self-insured employee healthcare programs administered by LPLH. LPLH estimates self-insurance costs with the assistance of insurance actuaries, based on historical experience and trends related to claims and payments, information provided by the insurance broker and industry experience. Self insurance costs are allocated to the Company based on rates comparable to market rates as set by LPLH's insurance actuaries. The Company is not liable for unfavorable claims and does not benefit from favorable experience.

Recently Issued Accounting Pronouncements — Recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2011, that are of significance, or potential significance, to the Company are discussed below.

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, *Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which clarifies the wording and disclosures required in Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* ("ASC 820"), to converge with those used in International Financial Reporting Standards. The update explains how to measure and disclose fair value under ASC 820. However, the FASB does not expect the changes in this standard's update to alter the current application of the requirements in ASC 820. The provisions of ASU 2011-04 are effective for entities prospectively for interim and annual periods beginning after December 15, 2011, and early adoption is prohibited. Therefore, ASU 2011-04 is effective for the Company during fiscal 2012. The Company does not expect ASU 2011-04 to have a material impact on its statement of financial condition.

In September 2011, the FASB issued ASU 2011-08, which updated guidance on the periodic testing of goodwill for impairment. This guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. ASU 2011-08 will be effective for annual periods beginning after December 15, 2011, with early adoption permitted. The Company elected to adopt ASU 2011-08 on the first day of its fourth fiscal quarter (October 1), coinciding with its 2011 annual goodwill impairment test. The adoption of ASU 2011-08 did not have a material impact on its statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (ASC Topic 210)—Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which amended current balance sheet guidance by requiring that companies enhance current disclosures about offsetting assets and liabilities in order to reduce differences between US GAAP and IFRS. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The disclosures are effective for annual reporting periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of ASU 2011-11 to have a material impact on its statement of financial condition as the only requirement is a change in the format of the current presentation.

3. Acquisition of National Retirement Partners, Inc.

On July 14, 2010, LPLH announced a definitive agreement pursuant to which it would acquire certain assets of National Retirement Partners, Inc. ("NRP"). The transaction closed on February 9, 2011. LPLH transfered the NRP assets to the Company. The advisors formerly associated with NRP are licensed through the Company and offer retirement products, consulting, and investment services to retirement plan sponsors and plan participants as well as comprehensive financial services to plan participants. This strategic acquisition further enhances the capabilities and presence of the Company in the group retirement space.

The agreement between LPLH and the former shareholders of NRP includes future consideration that may be required to be paid by LPLH to former shareholders of NRP that is contingent upon the achievement of certain revenue-based milestones in the third year following the acquisition ("Contingent Consideration"). The Company purchased the assets of the former NRP from LPLH for $25.3 million. Included in the $25.3 million is $3.3 million that is recorded in accrued liabilities on the statement of financial condition. The total payment was based upon the initial cash paid by LPLH to the former shareholders of NRP plus the estimated present value of the Contingent Consideration. The Company has no further obligation to LPLH for the Contingent Consideration.

Set forth below is a reconciliation of assets and liabilities of NRP transferred to the Company from LPLH during the year ended December 31, 2011 (in thousands):

Goodwill (Note 7)	$	13,698
Intangible assets (Note 7)		11,800
Accounts payable and accrued liabilities		(190)
Net assets acquired	$	25,308

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2011, the Company had the

following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Owned and Securities Sold But Not Yet Purchased — The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasuries, mutual funds, certificates of deposit, traded equity securities and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. At December 31, 2011, the Company did not adjust prices received from the independent third-party pricing services.

There have been no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2011. The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2011 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurements
Assets				
Cash equivalents	$ 112,400	$ —	$ —	$ 112,400
Securities owned—trading:				
Money market funds	262	—	—	262
Mutual funds	4,966	—	—	4,966
Equity securities	47	—	—	47
Debt securities	—	115	—	115
U.S. treasury obligations	900	—	—	900
Total securities owned	6,175	115	—	6,290
Total assets at fair value	$ 118,575	$ 115	$ —	$ 118,690
Liabilities				
Securities sold but not yet purchased:				
Equity securities	$ 134	—	—	$ 134
Debt securities	—	2	—	2
Certificates of deposit	—	25	—	25
Total securities sold but not yet purchased	134	27	—	161
Total liabilities at fair value	$ 134	$ 27	$ —	$ 161

5. Receivables from Product Sponsors, Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2011, receivables from product sponsors, broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations are as follows (in thousands):

Receivables:		
Commissions receivable from product sponsors and others	$	85,486
Receivables from clearing organizations		46,837
Securities failed-to-deliver		6,052
Receivables from broker-dealers		4,699
Total receivables	$	143,074
Payables:		
Securities loaned	$	14,302
Payables to clearing organizations		13,454
Securities failed-to-receive		5,885
Payables to broker-dealers		1,114
Total payables	$	34,755

The Company clears commodities transactions for its advisors through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

6. Fixed Assets

The components of fixed assets at December 31, 2011, are as follows (in thousands):

Internally developed software	$	137,840
Computers and software		83,481
Leasehold improvements		45,728
Furniture and equipment		14,279
Total fixed assets		281,328
Accumulated depreciation and amortization		(206,420)
Fixed assets—net	$	74,908

Internally developed software, computers and purchased software have useful lives of three to seven years. Automobiles have useful lives of five years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases.

7. Goodwill and Intangible Assets

In 2011, the Company acquired goodwill and intangible assets from LPLH related to the acquisition of NRP, in exchange for cash consideration (see Note 3). Also in 2011, the Company received capital contributions of goodwill and intangible assets from LPLH related to the consolidation of the operations of UVEST (see Note 1). Such amounts have been recorded at their approximate carrying values as the transactions occurred between entities under common control.

A summary of the activity in goodwill for the year ended December 31, 2011, is presented below (in thousands):

Balance at December 31, 2010	$	11,613
Purchase of goodwill from parent for NRP acquisition (Note 3)		13,698
Contribution of goodwill from parent for UVEST consolidation (Note1)		27,406
Balance at December 31, 2011	$	52,717

A summary of amortizable intangible assets received from LPLH during the year ended December 31, 2011, at their respective carrying values is presented below (in thousands):

	NRP	UVEST	Total
Client relationships	$ 4,730	$ —	$ 4,730
Advisor relationships	4,080	17,554	21,634
Product sponsor relationships	2,990	9,161	12,151
Total intangible assets received	$ 11,800	$ 26,715	$ 38,515

Intangible assets received from LPLH in 2011 related to the acquisition of NRP will be amortized over their useful lives of 4 to 11 years based on the nature of the underlying relationship. There was no change in the useful lives of the intangible assets received from LPLH related to the UVEST consolidation, which continue to be amortized over a period of 15 years based on the nature of the underlying relationship.

At December 31, 2011, intangible assets are as follows (in thousands):

	Weighted Average Life Remaining	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Client relationships	10.1 years	$ 69,263	$ (14,634)	$ 54,629
Advisor relationships	14.6 years	27,917	(2,699)	25,218
Product sponsor relationships	14.1 years	4,730	(520)	4,210
Total		$ 101,910	$ (17,853)	$ 84,057

8. Income Taxes

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2011	$	4,439
Increase related to prior year tax positions		69
Decrease related to prior year tax positons		(1,377)
Increase related to current year tax positions		4,297
Decrease related to transfers to LPLH		(3,099)
Balance—December 31, 2011	$	4,329

Gross unrecognized tax benefits of $3.1 million were transferred to LPLH during fiscal year 2011 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $4.3 million as of December 31, 2011, which has been included in due to affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At December 31, 2010, the Company had $0.5 million accrued for

penalties. At December 31, 2011, the liability for unrecognized tax benefits included penalties of $0.6 million. The tax years of 2007 to 2011 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

9. Bank Loans Payable

The Company maintains three uncommitted lines of credit. Two of the lines have an unspecified limit, and are primarily dependent on the Company's ability to provide sufficient collateral. The other line has a $150.0 million limit and allows for both collateralized and uncollateralized borrowings. The lines were utilized during the year; however, there were no balances outstanding at December 31, 2011.

10. Commitments and Contingencies

Leases — The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts — The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearance.

Future minimum payments under leases, lease commitments and other noncancellable contractual obligations with remaining terms greater than one year as of December 31, 2011, are approximately as follows (in thousands):

2012	$	25,240
2013		19,335
2014		10,405
2015		6,168
2016		5,453
Thereafter		271
Total	$	66,872

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation — The Company has been named as a defendant in various legal actions, substantially all of which are arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable a liability has occurred and the amount can be reasonably estimated.

Other Commitments — As of December 31, 2011, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $350.2 million, which it can sell or repledge. Of this amount, approximately $32.7 million has been pledged or sold as of December 31, 2011; $18.4 million was pledged with client-owned securities to the Options Clearing Corporation as collateral to secure client

obligations related to options positions, and $14.3 million was loaned to the National Securities Clearing Corporation ("NSCC") through participation in its Stock Borrow Program. Additionally, approximately $145.0 million are held at banks in connection with unutilized secured margin lines of credit; these securities may be used as collateral for loans from these banks. Remaining client collateral of $172.5 million has not been re-pledged or sold, and as of December 31, 2011 there are no restrictions that materially limit the Company's ability to re-pledge or sell the remaining client collateral.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its clients. Settlement of these transactions after December 31, 2011, did not have a material impact on the Company's statement of financial condition.

In August 2007, pursuant to agreements with a large global insurance company, the Company began providing brokerage, clearing and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its financial advisors and clients. In January 2012, the two parties entered into a new agreement with a term of 8 years. Termination fees could be material and may be payable by a terminating or breaching party depending on the specific cause leading to termination.

11. Employee Benefit Plans

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 30% of the first 10% of the amount designated by the employee for withholding from their total compensation. At December 31, 2011, the Company has accrued an additional match equal to 10% of the first 10% of an employee's designated deferral of their eligible compensation. Employees are eligible for matching contributions after completing one year of service.

12. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statements, the Company has a variety of relationships with LPLIH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLIH. As part of the agreement, the Company also receives client support services. In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2011, included but were not limited to the Company's Tax Agreement resulting in a payable to LPLH, periodic settlement of allocated employee healthcare self-insurance costs and various other business transactions with commonly controlled entities of LPLIH.

Set forth below is a reconciliation of the Company's due from affiliates and due to affiliates as of December 31, 2011 (in thousands):

	Due from Affiliates	Due to Affiliates
LPL Holdings, Inc.	$ —	$ 3,956
UVEST Financial Services Group, Inc.	—	6,156
Mutual Service Corporation	112	—
LPL Insurance Associates, Inc.	43	—
Independent Advisers Group Corporation	61	—
Concord Capital Partners, Inc.	6	—
PTC Holdings, Inc.	36	—
Total	$ 258	$ 10,112

The Company transacts with certain entities in which its parent, LPLIH, has an equity interest or an affiliation through a majority shareholder, as described below:

Artisan Partners Limited Partnership ("Artisan"), a company majority-owned by one of LPLIH's majority shareholders, pays fees to the Company in exchange for product distribution and record-keeping services. As of December 31, 2011, the Company had a receivable from Artisan of $0.7 million, which is included in receivables from product sponsors, broker-dealers and clearing organizations in the statement of financial condition.

An immediate family member of LPLIH's executive officers is an executive officer of CresaPartners LLC ("CresaPartners"). CresaPartners provides the Company and its subsidiaries real estate advisory, transaction and project management services. As of December 31, 2011, the company had a payable of $0.1 million due to CresaPartners, which is included in accounts payable and accrued liabilities in the statement of financial condition.

13. Net Capital and Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from clients' transactions plus 1% of net commission payable, as defined. The Company is also subject to the CFTC's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of client funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2011, the Company had net capital of $100.9 million, which was $93.9 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

14. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce

positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security.The Company has established procedures to reduce this risk by generally requiring that clients deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

******

SUPPLEMENTAL SCHEDULES

SCHEDULE I

LPL FINANCIAL LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT

AS OF DECEMBER 31, 2011

(Dollars in thousands)

Total capital and allowable credits—total member's equity from statement of financial condition	$	502,947
Deductions and/or charges:		
Nonallowable assets included in the following statement of financial condition accounts:		
Receivables from clients and broker dealers		12,055
Other receivables		119,891
Due from affiliates		258
Fixed assets—net		74,908
Goodwill		52,717
Intangible assets		84,057
Prepaid expenses		27,906
Income taxes receivable		12,673
Other assets		11,748
Total nonallowable assets		396,213
Other deductions		2,484
Total deductions and charges		398,697
Net capital before charges on trading securities positions		104,250
Haircuts on securities positions		3,306
NET CAPITAL	$	100,944
Alternative net capital required under the Securities Exchange Act	$	7,028
Excess net capital	$	93,916

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2011, as amended and filed on January 26, 2012.

LPL FINANCIAL LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) OF THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CLIENTS
(REGULATION 30.7)
AS OF DECEMBER 31, 2011

As the Company has not executed any commodity client transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 27, 2012

To the Member of
LPL Financial LLC
Boston, Massachusetts

In planning and performing our audit of the financial statement of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012, and such report expressed an unqualified opinion on that financial statement), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP